UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Alternative Investment Partners Absolute Return Fund

(Name of Subject Company (Issuer))

Alternative Investment Partners Absolute Return Fund

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Kara Fricke, Esq.

Morgan Stanley Investment Management Inc.

1633 Broadway

New York, NY 10019

(212) 537-1805

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Allison M. Fumai, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

August 28, 2026

(Date Tender Offer First Published,

Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET

The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

Date	Name of Date	Definition

June 30, 2026	Prior NAV Calculation Date	the end of the last quarter before the Commencement Date for which the Fund completed the calculation of its net asset value

July 1, 2026 & August 1, 2026	Prior Two Admission Dates	the last two dates before the Commencement Date as of which Shares of the Fund were sold

August 28, 2026	Commencement Date	the date as of which the Offer commenced

September 28, 2026	Initial Notice Date	the date by which each Shareholder desiring to tender Shares for purchase must provide proper notice to the Fund

September 28, 2026*	Notice Date	the later to occur of the Initial Notice Date and the latest date (if any) subsequently designated by the Fund, in any properly authorized extension of the Offer, by which Shareholders may tender their Shares (with respect to which extension Shareholders are properly notified by the Fund in writing in accordance with the terms set forth later in this document)

October 7, 2026	Initial Expiration Date	the date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder’s desire to tender Shares may properly notify the Fund of such Shareholder’s desire to withdraw its previous tender request

October 7, 2026*	Expiration Date	the date as of which the Offer is no longer revocable, which will be the later to occur of the Initial Expiration Date and the latest date subsequently designated by the Fund in any properly authorized extension of the Offer

October 27, 2026	Acceptance Date	the date which is 40 business days after the Commencement Date

December 31, 2026*	Valuation Date	the date as of which the net asset value of the Shares is calculated, which will be the date specified in this table or, if the Fund properly authorizes any extension of the Offer, the last day of the month immediately following the month in which the Expiration Date occurs

December 31, 2026*	Fiscal Year-End Date	the last day of the fiscal year during which the Valuation Date occurs

*

Subject to change in the event that the Fund properly authorizes an extension of time during which the Offer is pending. In the event of any such extension, Shareholders will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above.

Alternative Investment Partners Absolute Return Fund (the “Fund”), in accordance with the terms and conditions set forth herein, is offering to purchase from shareholders of the Fund (“Shareholders”) shares of the Fund (“Shares”). (As used in this Schedule TO, the term “Shares” refers to the shares of beneficial interest in the Fund constituting the class of security which is the subject of this Offer (as defined below).) Specifically, the Fund is offering to purchase Shares in an amount up to 15% of the net assets of the Fund, calculated as of the Valuation Date, and each Share tendered for purchase will be purchased at the net asset value per Share calculated as of such date. (Net asset value per Share is equal to (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of Shares outstanding.) Shareholders desiring to tender Shares for purchase must do so by 12:00 midnight, Eastern time, on the Initial Notice Date (or, in the event of any extension of the offer to purchase Shares for cash on the terms and conditions set out in the Offer to Purchase and the related Letter of Transmittal (which, together constitute the “Offer”), by 12:00 midnight, Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares until 12:00 midnight, Eastern time, on the Initial Expiration Date (or, in the event of any extension of the Offer, by 12:00 midnight, Eastern time, on the latest applicable Expiration Date). The net asset value of Shares will be calculated for this purpose as of the Valuation Date. The Fund will review the net asset value calculation of the Shares during the Fund’s audit for its fiscal year ending on the Fiscal Year-End Date. The Fund expects that the Fund’s audit will be completed no later than 60 days after the Fiscal Year-End Date, and the net asset value per Share calculated as of such Fiscal Year-End Date will be used to determine the final amount paid for each tendered Share.

If a Shareholder tenders any of its Shares and the Fund purchases those Shares, the Fund will give the Shareholder a non-interest bearing, non-transferable promissory note (the “Note”). The Note entitles the Shareholder to receive an amount, determined as of the Valuation Date, equal to the net asset value of the Shares tendered.

The Note will entitle the Shareholder to receive an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares tendered by the Shareholder and accepted for purchase by the Fund (the “Initial Payment”) which will be paid to the Shareholder no later than 30 days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to fund the purchase of Shares, no later than ten business days after the Fund has received at least 90% of the aggregate amount withdrawn from such investment funds. If any of such investment funds have delayed or suspended the rights of their respective investors to redeem interests in such investment funds, the Fund may be forced to suspend or delay the Offer. Shareholders will be notified promptly of any such suspension or delay.

The Note will also entitle the Shareholder to receive a contingent payment (the “Post-Audit Payment”) equal to the amount, if any, by which the net asset value of the Shares tendered and purchased as of the Valuation Date (as such net asset value may be adjusted based upon the next annual audit of the Fund’s financial statements) exceeds the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. Proceeds of the Initial Payment and the Post-Audit Payment will be wire-transferred.

If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for the Shares it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Fund, withdrawals of its capital from the investment funds in which it invests, or borrowings.

Shareholders desiring to tender Shares for purchase by the Fund should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.

Shareholders desiring to tender Shares for purchase must do so by 12:00 midnight, Eastern time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). The Offer to Shareholders remains revocable until 12:00 midnight, Eastern time, on the Initial Expiration Date (or, if the Offer is extended, until 12:00 midnight, Eastern time, on the latest applicable Expiration Date). Until the Expiration Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

If a Shareholder would like the Fund to purchase any of its Shares, it should complete, sign, and either (i) mail (via certified mail, return receipt requested) or (ii) otherwise deliver a Letter of Transmittal to the Fund at either of the following addresses:

Overnight Delivery:	Regular Mail:
Alternative Investment Partners Absolute Return Fund	Alternative Investment Partners Absolute Return Fund
235 West Galena Street	P.O. Box 2175
Milwaukee, WI 53212	Milwaukee, WI 53201-2175

or (ii) fax it to the Fund at (877) 839-1119, so that it is received before 12:00 midnight, Eastern time, on the Initial Notice Date. The value of the Shares may change between the Prior NAV Calculation Date and the Valuation Date. Shareholders desiring to obtain the estimated net asset value of their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from the managers of the investment funds in which it invests, may contact one of the Fund’s dedicated account representatives at (800) 421-7572, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Eastern time.

Please note that, just as each Shareholder has the right to withdraw its tender, the Fund has the right to cancel, amend, or postpone this Offer at any time before 12:00 midnight, Eastern time, on the Initial Expiration Date. Also realize that the Offer is set to expire on the Initial Expiration Date (or, if the Offer is extended, the latest applicable Expiration Date) and that, if a Shareholder desires to tender Shares for purchase, it must do so by the Initial Notice Date (or, if the Offer is extended, by the latest applicable Notice Date). A Shareholder tendering all of its Shares will remain a Shareholder of the Fund through the Valuation Date, when the net asset value of the Shareholder’s Shares is calculated, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

ITEM 2.	ISSUER INFORMATION

(a) The name of the issuer is Alternative Investment Partners Absolute Return Fund. The Fund is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The Fund’s principal executive office is located at 100 Front Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881, and its telephone number is (610) 260-7600.

(b) The title of the securities which are the subject of the Offer is “shares of beneficial interest of the Fund.” As of the close of business on the Prior NAV Calculation Date, the aggregate net asset value of the Fund was $298,224,855, and the net asset value of each Share of the Fund was $3,054.73. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 15% of the net assets of the Fund which are tendered and not withdrawn by Shareholders as described above in Item 1, subject to any applicable extension of the Offer.

(c) There is no established trading market for the Shares, and any transfer thereof is strictly limited by the terms of the Fund’s Agreement and Declaration of Trust dated as of April 28, 2005 (as it may be amended, modified, or otherwise supplemented from time to time, the “Declaration of Trust”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person (i.e., the Fund and the subject company) is Alternative Investment Partners Absolute Return Fund. The Fund’s principal executive office is located at 100 Front Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881, and its telephone number is (610) 260-7600. The investment adviser of the Fund is Morgan Stanley AIP GP LP (in its capacity as such, the “Adviser”). The Adviser’s principal executive office is located at 100 Front Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881, and its telephone number is (610) 260-7600. The members of the Fund’s Board of Trustees (the “Board of Trustees”) are Frances L. Cashman, Kathleen A. Dennis, Nancy C. Everett, Richard G. Gould, Eddie A. Grier, Jakki L. Haussler, Dr. Manuel H. Johnson, Michael F. Klein, Patricia A. Maleski and W. Allen Reed. The address of each member of the Board of Trustees is c/o Alternative Investment Partners Absolute Return Fund, 100 Front Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881, and the telephone number of each member of the Board of Trustees is (610) 260-7600.

ITEM 4.	TERMS OF THE TENDER OFFER

(a) (1) (i)Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 15% of the net assets of the Fund which are tendered by Shareholders by 12:00 midnight, Eastern time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii) The value of the Shares tendered to the Fund for purchase will be their net asset value as of the close of business on the Valuation Date. See Item 4(a)(1)(v) below.

Subject to the discussion below in Item 4(a)(1)(ix), each Shareholder may tender any of its Shares for repurchase by the Fund (keeping in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. Each Shareholder tendering Shares which are accepted for purchase will be given a Note promptly after the Expiration Date. The Note will entitle the Shareholder to be paid an amount, determined as of the Valuation Date, equal to the value of the Shares being purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements). This amount will be the value of the Shareholder’s Shares determined as of the Valuation Date and will be based upon the net asset value of the Fund’s assets as of that date, after giving effect to all allocations to be made as of that date.

The Note will entitle the Shareholder to receive the Initial Payment in an amount equal to at least 90% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date. Payment of this amount will be made no later than 30 days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to fund the purchase of Shares, no later than 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such investment funds. If any of such investment funds have delayed or suspended the rights of their respective investors to redeem interests in such investment funds, the Fund may be forced to suspend or delay the Offer. Shareholders will be notified promptly of any such suspension or delay.

The Note will also entitle a Shareholder to receive the Post-Audit Payment, i.e., a contingent payment equal to the amount, if any, by which the net asset value of the Shares tendered by the Shareholder and accepted by the Fund for purchase as of the Valuation Date (as such net asset value may be adjusted based upon the next annual audit of the Fund’s financial statements) exceeds the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the Fiscal Year-End Date.

(iii) Shareholders desiring to tender Shares for purchase must do so by 12:00 midnight, Eastern time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares before 12:00 midnight, Eastern time, on the Initial Expiration Date (or, if the Offer is extended, before 12:00 midnight, Eastern time, on the latest applicable Expiration Date).

(iv) Not applicable.

(v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined at the close of business on the last day of the month immediately following the month in which the Expiration Date occurs. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Acceptance Date: (a) to cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated as of the Commencement Date, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi) In accordance with the terms set forth in the Fund’s Prospectus dated April 29, 2026 (as it may be amended, modified, or otherwise supplemented from time to time, the “Prospectus”), a tender of Shares made pursuant to this Offer may be withdrawn at any time before 12:00 midnight, Eastern time, on the Initial Expiration Date (or, if the Offer is extended, before 12:00 midnight, Eastern time, on the latest applicable Expiration Date). Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934 (the “1934 Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii) Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 12:00 midnight, Eastern time, on Initial Notice Date (or, if the Offer is extended, no later than 12:00 midnight, Eastern time, on the latest applicable Notice Date). The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of Shares as, if, and when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder’s tender and purchase such Shares.

(ix) If Shares in excess of 15% of the net assets of the Fund are duly tendered to the Fund before the Notice Date and not withdrawn before the Expiration Date, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the 1934 Act; (b) prioritize for non-pro ration certain tendering shareholders with 99 or less total shares held who have tendered their entire interest pursuant to Rule 13e-4(f)(3) under the 1934 Act; (c) extend the Offer, if necessary, and increase the amount of Shares which the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered on or before the specified Notice Date in such extension of the Offer; and (d) accept Shares tendered before the Notice Date and not withdrawn before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended, or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x) The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time.

(xi) Not applicable.

(xii) The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) pronouncements and judicial decisions, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretation, possibly with retroactive effect. Except where noted, this summary addresses Shareholders whose Shares are held as capital assets within the meaning of the Code and does not deal with special situations, including, without limitation, those of dealers in securities or commodities, traders in securities that elect to mark their holdings to market, financial institutions, tax-exempt organizations, insurance companies, U.S. expatriates, persons liable for the alternative minimum tax, persons holding Shares as a part of a hedging, conversion or constructive sale transaction or a straddle or U.S. Shareholders whose functional currency is not the U.S. dollar. This summary does not address all aspects of U.S. federal income taxes and does not address the effects of the Medicare contribution tax on net investment income or foreign, state, local or other tax considerations that may be relevant to Shareholders in light of their particular circumstances. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws. If a partnership holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Shares, you should consult your tax advisors.

The sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Code, a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder’s allocable Share of the Fund’s current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder’s allocable Share of the Fund’s current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder’s adjusted basis in its Shares), and any amounts in excess of the Shareholder’s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if a tender of Shares is treated as a “dividend” to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.

Foreign Shareholders. Any payments (including constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

In addition, a Foreign Shareholder (other than an individual) may be subject to a 30% withholding tax under Chapter 4 of the Code, commonly referred to as “FATCA,” unless such Foreign Shareholder establishes an exemption from such withholding tax under FATCA, typically on IRS Form W-8BEN-E. If any amounts are withheld under FATCA, such amounts will be credited against any withholding due for U.S. federal income tax.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 24% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number or otherwise establish an exemption from the backup withholding tax rules. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed IRS Form W-8BEN or W-8BEN-E, signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder’s U.S. federal income tax liability.

(2) Not applicable.

(b) Any Shares to be purchased from any affiliate, officer, or member of the Board of Trustees, of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

The Prospectus provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that it will recommend to the Board of Trustees that the Fund purchase Shares from Shareholders quarterly, on each March 31, June 30, September 30, and December 31 each year.

The Fund previously offered to purchase Shares from Shareholders pursuant to written tenders, and set out below is a chart summarizing the effective dates of those offers, the aggregate amounts of Shares tendered in those offers, and the aggregate amounts of tendered Shares accepted by the Fund for purchase.

Effective Date of Offer	Maximum Amount Subject to the Offer	Amount Tendered	Amount Accepted
June 30, 2007	$66,603,586	$16,845,101	$16,845,101
September 30, 2007	$86,044,901	$27,149,299	$27,149,299
December 31, 2007	$110,453,153	$15,037,943	$15,037,943
March 31, 2008	$131,713,920	$16,637,271	$16,637,271
June 30, 2008	$174,227,991	$35,196,936	$35,196,936
September 30, 2008	$200,470,154	$40,502,107	$40,502,107
December 31, 2008	$203,026,127	$129,088,520	$129,088,520
March 31, 2009	$158,061,051	$76,628,883	$76,628,883
June 30, 2009	$140,767,831	$50,870,890	$50,870,890
September 30, 2009	$136,495,070	$30,387,704	$30,387,704
December 31, 2009	$143,592,931	$46,882,127	$46,882,127

March 31, 2010	$144,284,106	$34,944,054	$34,944,054
June 30, 2010	$145,802,869	$42,313,588	$42,313,588
September 30, 2010	$151,374,049	$30,047,394	$30,047,394
December 31, 2010	$137,038,167	$87,288,905	$87,288,905
March 31, 2011	$129,787,617	$78,373,426	$78,373,426
June 30, 2011	$124,015,836	$71,462,620	$71,462,620
September 30, 2011	$118,178,436	$53,083,865	$53,083,865
December 31, 2011	$110,999,890	$39,198,177	$39,198,177
March 30, 2012	$102,346,328	$39,835,368	$39,835,368
June 29, 2012	$99,636,664	$41,698,424	$41,698,424
September 28, 2012	$96,116,547	$41,127,306	$41,127,306
December 31, 2012	$91,037,029	$41,502,708	$41,502,708
March 28, 2013	$87,320,501	$21,409,376	$21,409,376
June 28, 2013	$89,201,366	$20,647,951	$20,647,951
September 30, 2013	$89,447,842	$18,646,885	$18,646,885
December 31, 2013	$86,541,560	$22,942,740	$22,942,740
March 31, 2014	$86,573,838	$23,090,246	$23,090,246
June 30, 2014	$87,223,839	$22,537,314	$22,537,314
September 30, 2014	$84,515,428	$24,375,512	$24,375,512
December 31, 2014	$84,783,194	$12,738,764	$12,738,764
March 31, 2015	$84,250,082	$13,865,789	$13,865,789
June 30, 2015	$85,404,881	$13,072,485	$13,072,485
September 30, 2015	$86,267,182	$13,757,651	$13,757,651
December 31, 2015	$86,932,704	$10,172,557	$10,172,557
March 31, 2016	$84,661,001	$15,605,260	$15,605,260
June 30, 2016	$83,249,769	$14,067,274	$14,067,274

September 30, 2016	$80,246,115	$15,803,183	$15,803,183
December 31, 2016	$78,741,656	$37,769,565	$37,769,565
March 31, 2017	$74,208,740	$12,451,599	$12,451,599
June 30, 2017	$73,637,289	$23,159,287	$23,159,287
September 29, 2017	$71,512,393	$23,094,407	$23,094,407
December 29, 2017	$68,478,454	$12,757,310	$12,757,310
March 29, 2018	$68,246,614	$9,111,505	$9,111,505
June 29, 2018	$67,807,993	$14,998,535	$14,998,535
September 28, 2018	$65,839,632	$12,491,185	$12,491,185
December 31, 2018	$64,161,647	$19,689,054	$19,689,054
March 29, 2019	$60,740,465	$10,786,642	$10,786,642
June 28, 2019	$59,228,962	$22,260,021	$22,260,021
September 30, 2019	$57,029,880	$15,234,419	$15,234,419
December 31, 2019	$55,114,275	$24,170,180	$24,170,180
March 31, 2020	$50,807,367	$17,695,772	$17,695,772
June 30, 2020	$49,531,638	$14,466,354	$14,466,354
September 30, 2020	$45,194,447	$13,961,098	$13,961,098
December 31, 2020	$45,541,689	$9,319,266	$9,319,266
March 31, 2021	$45,926,467	$15,239,170	$15,239,170
June 30, 2021	$45,316,890	$11,296,022	$11,296,022
September 30, 2021	$44,675,936	$15,691,803	$15,691,803
December 31, 2021	$42,670,786	$6,135,991	$6,135,991
March 31, 2022	$43,559,983	$5,266,858	$5,266,858
June 30, 2022	$43,219,690	$4,960,370	$4,960,370
September 30, 2022	$43,827,807	$5,879,664	$5,879,664
December 30, 2022	$42,547,331	$2,526,318	$2,526,318

March 31, 2023	$43,191,873		$6,061,978		$6,061,978
June 30, 2023	$42,875,836		$6,178,863		$6,178,863
September 29, 2023	$42,633,369		$4,853,221		$4,853,221
December 29, 2023	$42,996,251		$4,370,167		$4,370,167
March 31, 2024	$44,086,040		$9,534,187		$9,534,187
June 30, 2024	$43,120,395		$13,941,125		$13,941,125
September 30, 2024	$44,091,377		$6,438,120		$6,438,120
December 31, 2024	$44,407,007		$5,603,539		$5,603,539
March 31, 2025	$42,536,170		$14,663,154		$14,633,154
June 30, 2025	$42,488,579		$10,544,878		$10,544,878
September 30, 2025	$43,847,142		$5,700,104		$5,700,104
December 31, 2025	$43,414,554		$8,028,900		$8,028,900
March 31, 2026	$41,966,945		$5,193,611		$5,193,611
June 30, 2026	$43,341,019		$5,737,271		$5,737,271
September 30, 2026	$42,666,623	*	$2,826,711	*	$2,826,711	*

*	This amount is an estimate. The net asset value as of September 30, 2026, of the Shares (and portions thereof) tendered pursuant to the offer is not yet available.

The Fund is not aware of any contract, arrangement, understanding, or relationship (whether or not legally enforceable) relating directly or indirectly to the Offer between (i) the Fund, the Adviser, the Board of Trustees, or any person controlling the Fund, the Adviser, or the Board of Trustees and (ii) any other person, with respect to the Shares.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS

(a) As contemplated by, and in accordance with, the procedures set out in the Prospectus, the purpose of the Offer is to provide liquidity to Shareholders.

(b) Shares tendered to the Fund in connection with this Offer will be retired, although the Fund offers Shares in a continuous public offering, conducted pursuant to an effective Registration Statement under the Securities Act of 1933, in accordance with the Prospectus. Shares may be purchased as of the first day of each calendar month at the Fund’s then current net asset value per Share.

(c) None of the Fund, the Adviser, and the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the first day of each calendar month and from time to time in the discretion of the Adviser) or the disposition of Shares (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including without limitation any change in the number or the term of members of the Board of Trustees, the filling of any existing vacancy on the Board of Trustees, or any change in any material term of the employment contract of any executive officer; (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Declaration of Trust or other governing instruments or any other action which could impede the acquisition of control of the Fund. Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed 15% of the net assets of the Fund (unless the Fund elects to purchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of securities and portfolio assets held by the Fund; (iii) withdrawals of its capital from the investment funds in which the Fund invests; and (iv) possibly borrowings, as described in paragraph (d) below.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the Adviser, and the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by new or existing Shareholders, from withdrawals of its capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER

(a) Morgan Stanley Alternative Investment Partners LP serves as the Fund’s Special Shareholder, and, as of the Prior NAV Calculation Date, it owned $305,473 of the value of the Shares, representing approximately 0.10% of the Fund’s net assets.

(b) Other than the acceptance of subscriptions for Shares as of the Prior Two Admission Dates, there have been no transactions involving Shares effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees, or any person controlling the Fund or the Adviser.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED

No persons have been directly or indirectly employed or retained, or are to be compensated, by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS

(a) (1) Reference is made to the audited financial statements of the Fund for the period ended December 31, 2025, as amended, which were prepared by the Fund, furnished to Shareholders, and filed with the Securities and Exchange Commission on Form N-CSR under the 1940 Act on March 6, 2026. Such financial statements are incorporated herein by reference in their entirety.

(2) The Fund is not required to, and does not, file quarterly unaudited financial statements under the 1934 Act.

(3) Not applicable.

(4) See (a)(1) above.

(b) The Fund’s assets will be reduced by the amount of the tendered Shares purchased by the Fund pursuant to this Offer. Thus, income relative to assets may be affected by this Offer.

ITEM 11.	ADDITIONAL INFORMATION

(a) (1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) None.

ITEM 12.	EXHIBITS

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal

B.	Offer to Purchase

C.	Form of Letter of Transmittal

D.	Form of Notice of Withdrawal of Tender

E.	Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND

By:	/s/ James F. Kirchner
Name:	James F. Kirchner
Title:	Treasurer and Principal Financial Officer

August 28, 2026

EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to Offer to Purchase and Letter of Transmittal

B.	Offer to Purchase

C.	Form of Letter of Transmittal

D.	Form of Notice of Withdrawal of Tender

E.	Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender